UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-40301

Infobird Co., Ltd

(Translation of registrant’s name into English)

Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

 MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BEIJING, December 8, 2022  – Infobird Co., Ltd. (Nasdaq: IFBD) (the “Company”, “our company” or “we’), a leading and long-standing SaaS providers in serving large enterprises in the finance industry in customer engagement with over 10 years of experience in China, today announced its unaudited financial results for the six months ended June 30, 2022.

First Half Year of 2022 Financial Highlights

•	Total revenues were approximately $2.6 million for the six months ended June 30, 2022 compared with the total revenues of approximately $4.5 million for the six months ended June 30, 2021.

•	Gross profit was approximately $0.9 million for the six months ended June 30, 2022, compared with approximately gross profit of $0.7 million for the six months ended June 30, 2021.

•	Gross margin was 35.6% for the six months ended June 30, 2022, compared with a gross margin of 16.5% for the six months ended June 30, 2021.

•	Loss from operations was approximately $7.2 million for the six months ended June 30, 2022, compared with income from operations of approximately $6.4 million for the six months ended June 30, 2021.

•	Net loss was approximately $7.8 million for the six months ended June 30, 2022, compared with net income of approximately $6.3 million for the six months ended June 30, 2021.

During the first half of 2022, the revenue of our main standard cloud-based services increased by 47.5%, which is in line with our business development direction. The increase is driven by the growth of consumption in user accounts as well as expansion on customer base, which shows the customers satisfaction and willingness of long-term cooperation. However, the total revenue decreased by $1.9 million compared with the same period last year. It is mainly attributable to the reduction of business integration solution service, since the contract with Qingdao Tietong project expired in year 2021 which had a higher pricing with a combination of hardware sales and software integration. The business integration solution service is highly customized, which requires onsite development and implementing. We are facing difficulties in developing new customers under epidemic control. Nonetheless, our sales team are seeking potential business opportunities, and there are several projects under negotiation by the end of year 2022.

Since the IPO in 2021, our company has been constantly expanding the number of sales representatives and increasing advertising expenditure on internet, which caused 118.2% rise in selling expenses in the six months ended June 30, 2022 compared the same period last year. Research and development expenses has also increased by 41.2% in the six months ended June 30, 2022 compared the same period last year, mainly due to increase in salary expense, and all the R&D expenditures were related to product maintenance and enhancement which need to be expensed.

We continue to seek opportunities for growth, including external investments or mergers and acquisition opportunities. With over 10 years of specialized experiences in serving large enterprises in finance industry, we are able to combine our in-depth vertical knowledge of clients with AI SaaS. We aim to enlarge the scope of SaaS application in vertical industries, such as securities and insurance, expand our client base and to provide more business value-driven solutions to them.

Impact of COVID-19

The outbreak of the novel coronavirus (COVID-19) has spread rapidly to many parts of the world since early 2020. Despite the on-going COVID-19 pandemic and due to the effective control of the pandemic in China, we have resumed normal business operations since the second half of 2021. The resurgence of Omicron variant has resulted in quarantines requirement, travel restrictions, and the temporary closure of stores and business facilities in many part of China for the first few months in 2022. Our operations has not been significantly disrupted due to the resurgence except our business process outsourcing (the “BPO”) service fee revenue, as one of our major customers has been negative impact by the COVID-19 pandemic and significantly reduce its spending from our BPO service.

Any potential impact on our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and resurgence of COVID-19 variants and the actions taken by government authorities to contain COVID-19 or treat its impact, almost all of which are beyond our control.

Recent Development

Share consolidation

On September 9, 2022, we effected a 1-for-5 share consolidation, or the share consolidation, of our ordinary shares pursuant to our second amended and restated memorandum and articles of association, which is filed as Exhibit 1.2 to this annual report. We have retroactively restated all share and per share data for all the periods presented pursuant to ASC 260 to reflect the share consolidation.

Results of Operations

Revenues

Our breakdown of revenues by categories for the six months ended June 30, 2021 and 2022, respectively, is summarized below:

		For the Six Months Ended June 30,			Change
	2022	%	2021	%	%
	(Unaudited)		(Unaudited)
Standard cloud-based services	$1,243,483	48.2%	$843,252	18.8%	47.5%
Business process
outsourcing services	1,046,074	40.5%	1,162,071	25.9%	(10.0)%
Business integration solution	278,434	10.8%	2,036,741	45.4%	(86.3)%
Other revenues	11,758	0.5%	443,971	9.9%	(97.4)%
Total operating revenues	$2,579,749	100.0%	$4,486,035	100.0%	(42.5)%

Total revenues decreased by approximately $1.9 million, or 42.5%, to approximately $2.6 million for the six months ended June 30, 2022 from approximately $4.5 million for the six months ended June 30, 2021. The decrease was mainly due to the decrease of revenue from business integration solution, while the decrease was offset by increase in revenue from standard cloud-based service for the six months ended June 30, 2022. The change for each revenue stream was as follows:

Our standard cloud-based services revenue increased by approximately $0.4 million, or 47.5%, to approximately $1.2 million for the six months ended June 30, 2022 compared to approximately $0.8 million for the same period in 2021. Standard cloud-based services revenue represented approximately 48.2% and 18.8% of our total revenues for the six months ended June 30, 2022 and 2021, respectively. The increase of standard cloud-based service revenue was attributable to expansion of our customer base by adding additional 273 customers for the six months ended June 30, 2022 as we launched multiple new software in the end of 2021, such as Cloud call center, Intelligent telemarketing, Intelligent training, and AI voice Chatbot and AI text Chatbot. As a result, our average monthly paid user accounts were boosted up by 25.8% to 5,887 for the six month ended June 30, 2022, from 4,681 for the same period in 2021. The increase of standard cloud-based service revenue also attributable to growth of consumption in user accounts as the average spending per user account increased by 17.3%.

BPO service fees decreased by approximately $0.1 million or 10.0%, to approximately $1.0 million for the six month ended June 30, 2022 compared to approximately $1.2 million for the same period in 2021, representing approximately 40.5% and 25.9% of our total revenues for the six months ended June 30, 2022 and 2021, respectively. The decrease was mainly attributable to the decrease in user accounts by 7.0% to 175 for the six months ended June 30, 2022 from 188 for the same period in 2021 as one of our major customers decrease it spending due to the negative impact from COVID-19 pandemic.

Our business integration solution services revenue decreased by approximately $1.8 million, or 86.3%, to approximately $0.3 million for the six months ended June 30, 2022 compared to approximately $2.0 million for the six months ended June 30, 2021. The decrease was mainly attributable to the expiration of contract with Qingdao Tietong project in 2021 which it had a higher pricing with a combination of hardware sales and software integration. We provide business integration solution services to our customers and expect to expand our customer base from such services and develop the customers to become subscribers to SaaS services with software upgrades and continued services once they become more familiar with our products.

Other revenues amounted to approximately $12,000 and $444,000 for the six months ended June 30, 2022 and 2021, respectively, representing approximately 0.5% and 9.9% of our total revenues for the six months ended June 30, 2022 and 2021, respectively. As we focus our operations on cloud-based SaaS, we expect other revenues, which consist of data analysis and other technical consulting services, will continue to represent an insignificant portion of our total revenues.

Cost of Revenues

Our breakdown of cost of revenues by categories for the six months ended June 30, 2021 and 2022, respectively, is summarized below:

	For the Six Months Ended June 30,		Change
	2022	2021	%
	(Unaudited)	(Unaudited)
Standard cloud-based services	$651,626	$323,923	101.2%
Business process outsourcing services	952,434	1,135,402	(16.1)%
Business integration solution	50,140	1,915,317	(97.4)%
Other revenues	6,445	369,840	(98.3)%
Total cost of revenues	$1,660,645	$3,744,482	(55.7)%

Total cost of revenues decreased by approximately $2.1 million, or 55.7%, to approximately $1.7 million for the six months ended June 30, 2022 from approximately $3.7 million for the six months ended June 30, 2021. The change for cost of revenues was as follows:

Cost of revenues incurred by standard cloud-based services increased by approximately $0.3 million, or 101.2%, to approximately $0.7 million for the six months ended June 30, 2022 from approximately $0.3 million for the six months ended June 30, 2021. The increase was caused by increase in labor and telecommunication cost

Cost of sales for BPO services decreased by approximately $0.2 million, or 16.1%, to approximately $1.0 million for the six months ended June 30, 2022 from approximately $1.1 million for the six months ended June 30, 2021. The decrease was in line with the decrease of BPO service revenue as one of our major customers decreased its spending due to the negative impact from COVID-19 pandemic. As a result, we reduced the number of our in house customer service representatives and outsourced operators by 18 and 12 for the six months ended June 30, 2022, respectively.

Cost of business integration solution decreased by approximately $1.9 million, or 97.4%, to approximately $50,000 for the six months ended June 30, 2022 from approximately $1.9 million for the six months ended June 30, 2021. The decrease of cost of business integration solution was due to the contract expiration with Qingdao Tietong project in 2021 that had higher hardware cost.

Cost of sales for other revenues also decreased by approximately $363,000, or 98.3%, to approximately $6,000 for the six months ended June 30, 2022 from approximately $370,000 for the six months ended June 30, 2021.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	Change	Percentage Change
	(Unaudited)	(Unaudited)
Standard cloud-based services
Gross profit	$591,857	$519,329	$72,528	14.0%
Gross margin	47.6%	61.6%	(14.0)%

Business process outsourcing services
Gross profit	$93,640	$26,669	$66,971	251.2%
Gross margin	9.0%	2.3%	6.7%

Other services
Gross profit	$5,313	$74,131	$(68,818)	(92.8)%
Gross margin	45.2%	16.7%	28.5%

Business integration solution
Gross profit	$228,294	121,424	106,870	88.0%
Gross margin	82.0%	6.0%	76.0%

Total
Gross profit	$919,104	$741,553	$177,551	23.9%
Gross margin	35.6%	16.5%	19.1%

Our gross profit increased by approximately $0.2 million to approximately $0.9 million for the six months ended June 30, 2022 from approximately $0.7 million for the six months ended June 30, 2021. The increase of the gross profit was primarily due to the increase of gross profit from business integration solution service.

Our gross margin increased to 35.6% for the six months ended June 30, 2022 from 16.5% for the six months ended June 30, 2021. The increase of gross margin was mainly due to the following: (1) the increase of gross margin by 76.0% from business integration solution was attributable to the contract expiration with Qingdao Tietong project that bear a low gross margin as we provided compatible software integration service to the customer along with sales of hardware with low margin due to high hardware cost, (2) the increase of gross margin by 6.7% from our BPO services due to decreased usage from our in house customer service representative which possess higher cost as a result of decrease usage from our major customer who is impacted by COVID-19 pandemic, and (3) the increase was offset by decrease of gross margin from standard cloud-based services due to increase in labor and telecommunication cost.

Operating Expenses

During the six months ended June 30, 2022, we incurred a total of approximately $8.2 million operating expenses, which was at a similar level compared to a total of approximately $7.2 million during the six months ended June 30, 2021.

Selling expenses increased by approximately $1.3 million, or 118.2%, to approximately $2.4 million for the six months end June 30, 2022 from approximately $1.1 million for six months end June 30, 2021. The increase was mainly due to an increase in salary related expense from sales department by approximately $1.0 million as we allocated more resource to hire and train in-house sales personnel to effectively promote and market our products. The increase was also attributable to the increase in advertising and promotion expense by approximately $0.3 million as we engaged in more advertising campaign to attract more customers.

General and administrative expenses increased by approximately $1.4 million, or 73.7%, to approximately $3.3 million for the six months ended June 30, 2022 from approximately $1.9 million for the six months ended June 30, 2021. The increase was mainly due to increase in bad debt expense by approximately $1.1 million as we provided more provision against our account receivable related to increase in long aging account receivable balance. The increase was also attributable to approximately $0.2 million in salary and benefit, and professional fee due to increase of labor cost and general inflation.

Long-live asset impairment decreased from $2.4 million for the six months ended June 30, 2021 to nil for the six months ended June 30, 2022.

Research and development expenses increased by approximately $0.7 million, or 41.2%, to approximately $2.4 million for the six months ended June 30, 2022 from approximately $1.7 million for the six months ended June 30, 2021. The increase was mainly attribute to increase in salary expense by approximately $1.5 million as we did not incur any developing stages related expenses that are subject to capitalization for the six months ended June 30, 2022, meanwhile all research and development expenses incurred during this period were related to product maintenance and enhancement which need to be expensed in accordance with ASC 350-40.

Other (expense) income, net

Total other expense, net was approximately $0.6 million for the six months ended June 30, 2022 and total other income, net was approximately $0.2 million for the six months ended June 30, 2021. Other expense mainly consists of interest expense which decreased to approximately $0.1 million for the six months ended June 30, 2022 from approximately $0.2 million for the six months ended June 30, 2021 due to lower weighted average loan balance.

Other expense includes income or loss from our short term investment. We had approximately $0.5 million other expense for the six months ended June 30, 2022 due to loss from short term investment while we had other income of approximately $0.4 million for the six months ended June 30, 2021 from government grant.

(Benefit of) provision for income taxes

We recorded income tax benefit of approximately $38,000 for the six months ended June 30, 2022 compared to income tax provision of approximately $32,000 for the six months ended June 30, 2021. The approximately $70,000 decrease in income taxes provision was primarily due to the decrease of taxable income as revenue decreased.

Net loss

Our net loss increased by approximately $1.5 million, or 23.8%, to approximately $7.8 million net loss for the six months ended June 30, 2022, from approximately $6.3 million for the six months ended June 30, 2021. Such change was the result of the combination of the changes as discussed above.

Net loss attributable to Infobird Co., ltd

After deducting non-controlling interests of approximately $40,000, net loss attributable to our holding company Infobird Co. Ltd. increased from approximately $5.9 million net loss for the six months ended June 30, 2021 to approximately $7.8 million net loss for the six months ended June 30, 2022.

Basic and diluted (loss) earnings per share

 Basic and diluted loss per share was $1.52 for the six months ended June 30, 2022, compared to basic and diluted earnings per share of $0.28 in the same period of 2021.

Cash equivalents and short-term investments

As of June 30, 2022, we had cash and cash equivalents as well as short-term investments in an aggregate amount of approximately $8.1 million, compared to approximately $13.4 million as of December 31, 2021.

Loans

In February 8, 2022, our subsidiary Infobird Beijing fully repaid the loan from Shanghai Pudong Development Bank amounted to approximately $0.4 million (RMB 3,000,000).

In March 3, 2022, our subsidiary Infobird Beijing renewed the loan contract with Bank of Beijing to obtain a loan in a total amount of approximately $3.0 million (RMB 20,000,000) for operation purposes. The loan bears an interest rate of 4.35% with the maturity date in March 2023.

In April 14, 2022, our subsidiary Infobird Beijing obtained one loan contract with Jiangsu Suning Bank to obtain a loan in a total amount of approximately $0.1 million (RMB 680,000) for operation purposes. The loan bears an interest rate of 18% with the maturity date in April 2023.

In May 10, 2022, our subsidiary Infobird Beijing obtained a line of credit with China Merchants Bank to obtain a loan in a total amount of approximately $0.4 million (RMB 3,000,000) for operation purposes. The loan bears interest rate of 4.3% with the maturity dates in March 2023.

Liquidity and Capital Resources

We financed our operations through internally generated cash, short-term loans and payable from related parties and equity financing. As of June 30, 2022, we had approximately $1.4 million in cash which primarily consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China and Hong Kong. We also had approximately $6.7 million in short term investment which are investment in wealth management products which can be redeemed upon three months’ notice and approximately $0.6 million from escrow account which will be unrestricted in April 2023. Our working capital was approximately $1.7 million at June 30, 2022, approximately $1.7 million of which was deferred revenue which we expect to realize and we do not expect to make any significant refund based on historical experience. Therefore, our working capital excluding deferred revenue was approximately $3.3 million. We will require a minimum of approximately $1.3 million over the next twelve months to operate at our current level, either from operating activities or funding.

If we are unable to realize our assets within the normal operating cycle of a twelve (12) month period, we may have to consider supplementing our available sources of funds through the following sources:

●	other available sources of financing from PRC banks and other financial institutions;
●	financial support from the our related parties and shareholders; and
●	issuance of convertible debt.

Based on the above considerations, our management is of the opinion that we have sufficient funds to meet our working capital requirements and debt obligations as they become due over the next twelve (12) months.

Although we consolidate the results of the VIE and its subsidiaries, we only have access to cash balances or future earnings of the VIE and its subsidiaries through our Contractual Arrangements with the VIE.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries in the Cayman Islands and Hong Kong. However, these restrictions will likely have no impact on the ability of these PRC entities to transfer funds to us as we have no present plans to declare dividends as we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions will likely have no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

As of June 30, 2022, we had the following bank loans outstanding:

Bank Name	Maturities	Interest rate	Collateral/Guarantee	As of June 30, 2022
				(Unaudited)
Bank of Beijing	March and April 2021 (1) , February and March 2022, and March 2023 (2)	4.8% - 5.0%	Guarantee by Beijing SMEs Credit Re-guarantee Co., Ltd*	$2,985,922
Shanghai Pudong Development Bank	February 2022 (3)	4.4%	N/A	—
BOC Fullerton Bank	February 2024 (4)	8.5%	***	175,297
China Merchants Bank	March 2023 (5)	4.3%	Guarantee by Beijing Zhong Guan Chun Technology Finance Guarantee Co., **	447,888
Jiangsu Suning Bank	April 2023 (6)	18.0%	N/A	85,835
Total				3,694,942
			Noncurrent	(73,059)
			Current	$3,621,883

*	Beijing SMEs Credit Re-guarantee Co., Ltd is a financial services company and provides credit re-guarantee business and short-term capital operation to small and medium enterprises. In addition, Qing Tang, the spouse of Yimin Wu, our Chairman of the Board of Directors, has provided real estate property as collateral of approximately $3.1 million (RMB 20,000,000) with Beijing SMEs Credit Re-guarantee Co., Ltd to secure the guarantee with Bank of Beijing.

**	Beijing Zhong Guan Chun Technology Finance Guarantee Co., Ltd is a financial services company and provides credit guarantee business and short-term capital operation to small business. Yimin Wu also provided a personal guarantee for the loan during the contract period.

***	Yimin Wu and Qing Tang provided personal guarantees for the loan during the contract period.

We incurred approximately $81,000 and $83,000 of guarantee fees during the six months ended June 30, 2022 and 2021, respectively.

Interest expense pertaining to the above bank loans for the six months ended June 30, 2022 amounted to $108,283.

The following summarizes the key components of our cash flows for the six months ended June 30, 2022:

	For the Six Months Ended June 30,
	2022	2021
Net cash used in operating activities	$(3,993,555)	$(940,576)
Net cash used in investing activities	—	(13,612,911)
Net cash (used in) provided by financing activities	(732,567)	22,478,745
Effect of exchange rate change	(146,501)	(12,177)
Net change in cash	$(4,872,623)	$7,913,082

Operating activities

Net cash used in operating activities was approximately $4.0 million for the six months ended June 30, 2022 and was primarily attributable to (1) net loss of approximately $7.8 million, and (2) approximately $1.1 million decrease in account payable, as we paid out our vendors on time, offset by (a) various non-cash items of approximately $2.7 million, such as provision for doubtful accounts, depreciation and amortization expense, loss of investment, deferred tax expense, and stock-base compensation for consulting service, and (b) approximately $1.6 million decrease in accounts receivables as we have taken more measures to collect outstanding balances.

Net cash used in operating activities was approximately $0.9 million for the six months ended June 30, 202 and was primarily attributable to net loss of approximately $6.3 million, offset by (a) various non-cash items of approximately $2.3 million, such as provision for doubtful accounts, depreciation and amortization expense, long live assets impairment, and deferred tax expense, and (b) approximately $1.9 million increase in account payable as we made more purchase on account.

Investing activities

Net cash used in investing activities was approximately $13.6 million for the six months ended June 30 ,2021 and was primarily attributable to approximately $1.0 million of payments office equipment and software. We also purchased $12.6 million of short term investment. Our short term investments are mainly wealth management products with underlying in bonds and equity funds. The investments can be redeemed upon three months’ notice and their carrying values approximate their fair values.

Financing activities

Net cash used in financing activities was approximately $0.7 million for the six months ended June 30, 2022 and was primarily attributable to repayment of bank loans of approximately $4.4 million, offset by proceeds received from bank loans of approximately $3.7 million.

Net cash provided by financing activities was approximately $22.5 million for the six months ended June 30, 2021 and was primarily attributable to the proceeds from our initial public offering which amounted to $22.8 million, of which $600,000 was placed in escrow and will be released to us in April 2023, net of approximately $1.3 million in payments of offering costs. We also borrowed approximately $5.4 million in bank loans and made repayment of approximately $3.8 million.

Commitments and Contingencies

Capital expenditures

Our capital expenditures were incurred primarily in connection with payment of property and equipment and software. Our capital expenditures were approximately $0 and $0.4 million for the six months ended June 30, 2022 and 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance, bank loans and net proceeds from our initial public offering.

Lease commitments

Our commitment for leases under the remaining operating leases as of June 30, 2022 for the next five years is as follows:

As of June 30, 2022
2023	$132,264
2024	5,509
Total undiscounted lease payments	137,773
Less imputed interest	(5,445)
Total lease liabilities	$132,328

Contingencies

From time to time, we are party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Unaudited Interim Consolidated Statements of Income and Comprehensive Income

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Revenues	$2,579,749	$4,486,035
Cost of revenues	1,660,645	3,744,482
Gross profit	919,104	741,553
Selling expenses	2,434,129	1,132,238
General and administrative expenses	3,323,983	1,927,557
Long live assets impairment	—	2,371,803
Research and development expenses	2,392,063	1,726,751
Loss from operations	(7,231,071)	(6,416,796)
Other (expense) income, net	(597,857)	183,790
Loss before provision for income taxes	(7,828,928)	(6,233,006)
(Benefit of) Provision for income taxes	(38,125)	32,061
Net loss	(7,790,803)	(6,265,067)
Less: Net (loss) income attributable to non-controlling interests	(40,082)	(340,122)
Net loss attributable to Infobird Co., Ltd	$(7,750,721)	$(5,924,945)

Net loss	(7,790,803)	(6,265,067)
Foreign currency translation adjustment	(152,972)	43,705
Comprehensive loss	(7,943,775)	(6,221,362)
Less: Comprehensive loss attributable to noncontrolling interests	(46,546)	(339,399)
COMPREHENSIVE LOSS ATTRIBUTABLE TO INFOBIRD CO., LTD	$(7,897,229)	$(5,881,963)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	5,093,315	21,382,597
(LOSS) EARNINGS PER SHARE
Basic and diluted	$(1.52)	$(0.28)

* Retroactively restated to reflect the Share Consolidation

Unaudited Interim Consolidated Balance Sheet Data

	As of June 30,	As of December 31,
	2022	2021
	(Unaudited)
Current assets	$12,250,530	$20,367,735
Other assets	6,430,919	8,110,669
Total assets	$18,681,449	$28,478,404
Total liabilities	(10,714,220)	(12,577,534)
Total shareholders’ equity	$7,967,229	$15,900,870

About Infobird Co., Ltd

Infobird Co., Ltd. (Nasdaq: IFBD), is a software-as-a-service, or SaaS, provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China. Leveraging self-developed cloud-native architecture, AI and machine learning capabilities, patented Voice over Internet Protocol, or VoIP, application technologies, no-code development platform, and in-depth industry expertise, it primarily provides holistic software solutions to help its corporate clients proactively deliver and manage end-to-end customer engagement activities at all stages of the sales process including pre-sales and sales activities and post-sales customer support. It also offers AI-powered cloud-based sales force management software including intelligent quality inspection and intelligent training software to help our clients monitor, benchmark and improve the performances of agents. For more information, please visit http://www.infobird.com.

Safe Harbor / Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INFOBIRD CO., LTD AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2022	2021

ASSETS
CURRENT ASSETS
Cash	$1,420,792	$6,293,415
Accounts receivable, net	2,904,189	6,337,730
Other receivables, net	136,724	133,266
Prepayments	531,555	511,385
Short-term investment	6,657,270	7,091,939
Escrow, current	600,000	—
Total current assets	12,250,530	20,367,735

OTHER ASSETS
Property and equipment, net	176,175	254,591
Right-of-use assets	129,507	292,743
Long-term deposits, net	230,548	175,085
Intangible assets, net	3,982,587	4,778,481
Escrow, non-current	—	600,000
Goodwill	1,912,102	2,009,769
Total other assets	6,430,919	8,110,669

Total assets	$18,681,449	$28,478,404

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$3,268,139	$4,530,740
Bank loans - current	3,621,883	4,496,883
Other payables and accrued liabilities	1,284,867	947,976
Deferred revenue	1,665,352	1,405,374
Taxes payable	627,464	701,873
Lease liabilities - current	126,857	185,146
Total current liabilities	10,594,562	12,267,992

OTHER LIABILITIES
Deferred tax liabilities	41,129	81,992
Bank loans, non current	73,059	131,603
Lease liabilities - noncurrent	5,470	95,947
Total other liabilities	119,658	309,542

Total liabilities	10,714,220	12,577,534

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares,$0.005 par value, 10,000,000 shares authorized, 5,089,000 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively*	25,467	25,467
Additional paid-in capital	26,793,467	26,783,333
Statutory reserves	449,136	449,136
Accumulated deficits	(20,550,157)	(12,799,436)
Accumulated other comprehensive income	445,710	592,218
Total shareholders’ equity attributable to Infobird Co., Ltd	7,163,623	15,050,718

Noncontrolling interests	803,606	850,152
Total equity	7,967,229	15,900,870

Total liabilities and equity	$18,681,449	$28,478,404

*	retroactively restated to reflect 1-for-5 share consolidation effective on September 9, 2022.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended
	June 30,	June 30,
	2022	2021

REVENUES	$2,579,749	$4,486,035
COST OF REVENUES	1,660,645	3,744,482

GROSS PROFIT	919,104	741,553

OPERATING EXPENSES:
Selling	2,434,129	1,132,238
General and administrative	3,323,983	1,927,557
Research and development	2,392,063	1,726,751
Long-live assets impairment	—	2,371,803
Total operating expenses	8,150,175	7,158,349

LOSS FROM OPERATIONS	(7,231,071)	(6,416,796)

OTHER INCOME (EXPENSE)
Interest income	1,993	4,685
Interest expense	(108,283)	(210,817)
Other (expense) income, net	(491,567)	389,922
Total other income (expense), net	(597,857)	183,790

LOSS BEFORE INCOME TAXES	(7,828,928)	(6,233,006)

PROVISION FOR (BENEFIT OF) INCOME TAXES	(38,125)	32,061

NET LOSS	(7,790,803)	(6,265,067)

Less: Net loss attributable to noncontrolling interest	(40,082)	(340,122)

NET LOSS ATTRIBUTABLE TO INFOBIRD CO.,LTD	$(7,750,721)	$(5,924,945)

NET LOSS	(7,790,803)	(6,265,067)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(152,972)	43,705

TOTAL COMPREHENSIVE LOSS	(7,943,775)	(6,221,362)

Less: Comprehensive loss attributable to noncontrolling interests	(46,546)	(339,399)

COMPREHENSIVE LOSS ATTRIBUTABLE TO INFOBIRD CO., LTD	$(7,897,229)	$(5,881,963)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	5,093,315	21,382,597

LOSS PER SHARE
Basic and diluted	$(1.52)	$(0.28)

*	retroactively restated to reflect 1-for-5 share consolidation effective on September 9, 2022.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Retained earnings		Accumulated
			Additional	(accumulated deficit)		other
	Ordinary shares		paid-in	Statutory		comprehensive	Noncontrolling
	Shares*	Par value	capital	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, December 31, 2020	3,800,000	19,000	5,852,089	437,549	1,084,383	494,046	244,228	8,131,295
Net income attributable to Infobird Co., Ltd	—	—	—	—	(5,924,945)	—	—	(5,924,945)
Net income attributable to noncontrolling interests	—	—	—	—	—	—	(340,122)	(340,122)
Issuance of ordinary shares in initial public offerings, net of issuance costs	1,250,000	6,250	20,250,554	—	—	—	—	20,256,804
Foreign currency translation adjustment	—	—	—	—	—	42,981	723	43,704
BALANCE, June 30, 2021 (unaudited)	5,050,000	$25,250	$26,102,643	$437,549	$(4,840,562)	$537,027	$(95,171)	$22,166,737

				Retained earnings		Accumulated
			Additional	(accumulated deficit)		other
	Ordinary shares		paid-in	Statutory		comprehensive	Noncontrolling
	Shares*	Par value	capital	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, December 31, 2021	5,093,315	25,467	26,783,333	449,136	(12,799,436)	592,218	850,152	15,900,870
Net loss attributable to Infobird Co., Ltd	—	—	—	—	(7,750,721)	—	—	(7,750,721)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(40,082)	(40,082)
Share-based compensations for consulting services	—	—	10,134	—	—	—	—	10,134
Foreign currency translation adjustment	—	—	—	—	—	(146,508)	(6,464)	(152,972)
BALANCE, June 30, 2022 (unaudited)	5,093,315	$25,467	$26,793,467	$449,136	$(20,550,157)	$445,710	$803,606	$7,967,229

*	retroactively restated to reflect 1-for-5 share consolidation effective on September 9, 2022.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	June 30,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,790,803)	$(6,265,067)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	57,076	46,243
Amortization	582,730	462,000
loss of investment	434,669	—
Provision for doubtful accounts	1,532,710	387,319
Long live assets impairment	—	2,371,803
Deferred taxes expense (benefit)	(38,125)	32,061
Amortization of ROU	153,308	—
Stock-base compensations for consulting service	10,134	—
Change in operating assets and liabilities
Accounts receivable	1,636,428	68,902
Other receivables	931	(37,884)
Prepayments	(45,538)	399,966
Long-term deposits	(4,088)	(997)
Accounts payable	(1,077,656)	1,893,513
Deferred revenue	339,367	(147,023)
Other payables and accrued liabilities	395,898	20,743
Operating lease liability	(138,934)	—
Taxes payable	(41,662)	(172,155)
Net cash used in operating activities	(3,993,555)	(940,576)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	—	(432,119)
Purchase of software	—	(540,714)
Purchase of short-term investment	—	(12,640,078)
Net cash provided by (used in) investing activities	—	(13,612,911)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock in initial public offering	—	20,915,816
Proceeds from bank loans	3,654,810	5,409,435
Repayment for bank loans	(4,387,377)	(3,894,262)
Repayment for short term loan - related party	—	47,756
Net cash (used in) provided by financing activities	(732,567)	22,478,745

EFFECT OF EXCHANGE RATE CHANGES	(146,501)	(12,176)

NET CHANGE IN CASH	(4,872,623)	7,913,082

CASH, beginning of period	6,293,415	1,682,526

CASH, end of period	$1,420,792	$9,595,608

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$1,515	$124,415
Cash paid for interest	$202,028	$171,572

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Deferred initial offering costs net against additional paid-in capital	$—	$659,012
Initial recognition of operating right of use asset and lease liability	$787,738	$—
Elimination of operating right of use asset and lease liability upon termination of operating lease	$772,501	$—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 1 – Nature of business and organization

Infobird Co., Ltd (“Infobird Cayman” or the “Company”) is a holding company incorporated on March 26, 2020 under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Infobird International Limited (“Infobird HK”) established under the laws of Hong Kong on April 21, 2020.

Infobird HK is also a holding company holding all of the outstanding equity of Infobird Digital Technology (Beijing) Co., Ltd (“Infobird WFOE”) which was established on May 20, 2020 under the laws of the People’s Republic of China (“PRC” or “China”).

The Company, through its variable interest entity (“VIE”), Beijing Infobird Software Co., Ltd (“Infobird Beijing”), a PRC limited liability company established on October 26, 2001, and through its subsidiaries, is a software-as-a-service (“SaaS”) provider of innovative AI-powered (artificial intelligence enabled) customer engagement solutions in China. The Company primarily provides standard and customized customer relationship management cloud-based services, such as SaaS, and business process outsourcing (“BPO”), services to its clients.

On October 17, 2013, Infobird Beijing established its 90.18% owned subsidiary, Guiyang Infobird Cloud Computing Co., Ltd (“Infobird Guiyang”), a PRC limited liability company. Infobird Guiyang also engages in software development and mainly provides BPO services to its customers. On June 20, 2012, Infobird Beijing established a 99.95% owned subsidiary, Anhui Xinlijia E-commerce Co., Ltd (formerly known as Anhui Infobird Software Information Technology Co., Ltd) (“Infobird Anhui”), a PRC limited liability company. Infobird Anhui also engages in software development and mainly provides cloud services and technology solutions to customers.

On May 27, 2020, Infobird Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of Infobird Cayman prior to the reorganization. Infobird Cayman and Infobird HK were established as the holding companies of Infobird WFOE. Infobird WFOE is the primary beneficiary for accounting purposes of Infobird Beijing and its subsidiaries. All of these entities are under common control which results in the consolidation of Infobird Beijing and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. Infobird WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Infobird Beijing because it has both of the following characteristics: (1) the power to direct activities at Infobird Beijing that most significantly impact such entity’s economic performance, and (2) the right to receive benefits from Infobird Beijing that could potentially be significant to such entity. The unaudited interim condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying unaudited interim condensed consolidated financial statements of Infobird Cayman.

On December 2, 2021, Infobird Beijing completed its 51% acquisition of Shanghai Qishuo Technology Inc. (“Shanghai Qishuo”), a PRC limited liability company and a SaaS provider of big data analysis to retail stores aimed at operation improvement, for approximately $1.3 million (RMB 8.6 million). Shanghai Qishuo is a fast-growing provider of consumer product and retail store digitalization solutions.

The accompanying unaudited interim condensed consolidated financial statements reflect the activities of Infobird Cayman and each of the following entities:

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Name	Background	Ownership
Infobird International Limited (“Infobird HK”)	● A Hong Kong company ● Incorporated on April 21, 2020 ● A holding company	100% owned by Infobird Cayman
Infobird Digital Technology (Beijing) Co., Ltd (“Infobird WFOE”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on May 20, 2020 ● Registered capital of $15,000,000 (RMB 106,392,000) ● A holding company	100% owned by Infobird HK
Beijing Infobird Software Co., Ltd (“Infobird Beijing”)	● A PRC limited liability company ● Incorporated on October 26, 2001 ● Registered capital of $2,417,947 (RMB 16,624,597) ● Software developing that provides software as a service (SaaS)	VIE of Infobird WFOE
Guiyang Infobird Cloud Computing Co., Ltd (“Infobird Guiyang”)	● A PRC limited liability company ● Incorporated on October 17, 2013 ● Registered capital of $1,777,645 (RMB 12,222,200) ● Software developing that provides software as a service (SaaS)	90.18% owned by Infobird Beijing
Anhui Xinlijia E-commerce Co., Ltd (formerly known as Anhui Infobird Software Information Technology Co., Ltd) (“Infobird Anhui”)	● A PRC limited liability company ● Incorporated on June 20, 2012 ● Registered capital of $1,454,440 (RMB 10,000,000) ● Software developing that provides software as a service (SaaS)	99.95% owned by Infobird Beijing
Shanghai Qishuo Technology Inc. (“Shanghai Qishuo”)	● A PRC limited liability company ● Incorporated on April 10, 2014 ● Registered capital of $156,922 (RMB 1,000,000) ● Software developing that provides software as a service (SaaS)	51% owned by Infobird Beijing

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, the development and operation of information technology in China, including cloud computing and big data analytics, the Company operates its businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. Neither the Company nor its subsidiaries own any equity interest in Infobird Beijing. As such, Infobird Beijing is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of three agreements, along with shareholders’ powers of attorney (“POAs”) and spousal consent letters (collectively the “Contractual Arrangements”, which were signed on May 27, 2020).

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Infobird WFOE and Infobird Beijing, Infobird WFOE has the exclusive right to provide Infobird Beijing with technical support services, consulting services and other services, including technical support and training, business management consultation, consultation, collection and research of technology and market information, marketing and promotion services, customer order management and customer services, lease equipment or properties, provide legitimate rights to use software license, provide deployment, maintenances and upgrade of software, design installation, daily management, maintenance and updating network system, hardware and database, and other services requested by Infobird Beijing from time to time to the extent permitted under PRC law. In exchange, Infobird WFOE is entitled to a service fee that equals to all of the consolidated net income. The service fee may be adjusted by Infobird WFOE based on the actual scope of services rendered by Infobird WFOE and the operational needs and expanding demands of Infobird Beijing. Pursuant to the exclusive business cooperation agreement, the service fees may be adjusted based on the actual scope of services rendered by Infobird WFOE and the operational needs of Infobird Beijing.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The exclusive business cooperation agreement remains in effect unless terminated in accordance with the following provision of the agreement or terminated in writing by Infobird WFOE.

During the term of the exclusive business cooperation agreement, Infobird WFOE and Infobird Beijing shall renew the operation term prior to the expiration thereof so as to enable the exclusive business cooperation agreement to remain effective. The exclusive business cooperation agreement shall be terminated upon the expiration of the operation term of either Infobird WFOE or Infobird Beijing if the application for renewal of the operation term is not approved by relevant government authorities. If an application for renewal of the operation term is not approved, according to the PRC Company Law, the expiration of the operation term may lead to the dissolution and cancellation of such PRC company.

Exclusive Option Agreements

Pursuant to the exclusive option agreements among Infobird WFOE, Infobird Beijing and the shareholders who collectively owned all of Infobird Beijing, such shareholders jointly and severally grant Infobird WFOE an option to purchase their equity interests in Infobird Beijing. The purchase price shall be the lowest price then permitted under applicable PRC laws. Infobird WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in Infobird Beijing until it has acquired all equity interests of Infobird Beijing, which is irrevocable during the term of the agreements.

The exclusive option agreements remains in effect until all equity interest held by shareholders in Infobird Beijing has been transferred or assigned to Infobird WFOE and/or any other person designated by the Infobird WFOE in accordance with such agreement.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, among Infobird WFOE, Infobird Beijing, and the shareholders who collectively owned all of Infobird Beijing, such shareholders pledge all of the equity interests in Infobird Beijing to Infobird WFOE as collateral to secure the obligations of Infobird Beijing under the exclusive business cooperation agreement and exclusive option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of Infobird WFOE unless transferring the equity interests to Infobird WFOE or its designated person in accordance to the exclusive option agreements.

The equity interest pledge agreements shall come into force the date on which the pledged interests are recorded, which is within three (3) days after signing of the agreements on May 27, 2020, under Infobird Beijing’s register of shareholders and are registered with the competent Administration for Market Regulation of Infobird Beijing until all of the obligations to Infobird WFOE have been fulfilled completely by Infobird Beijing. Nineteen shareholders of Infobird Beijing have registered the pledges of equity interest with the competent Civil Code of the PRC and Infobird Beijing intends to register the pledge of equity interest of one shareholder with the competent Administration for Market Regulation once practicable.

Shareholders’ Powers of Attorney (“POAs”)

Pursuant to the shareholders’ POAs, the shareholders of Infobird Beijing give Infobird WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Infobird Beijing and to exercise all of their rights as shareholders of Infobird Beijing, including the (i) right to attend shareholders meeting; (ii) to exercise voting rights and all of the other rights including but not limited to the sale or transfer or pledge or disposition of the shares held in part or in whole; and (iii) designate and appoint on behalf of the shareholder the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Infobird Beijing, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the exclusive option agreements and the equity interest pledge agreements. The shareholders’ POAs shall remain in effect while the shareholders of Infobird Beijing hold the equity interests in Infobird Beijing.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Spousal Consent Letters

Pursuant to the spousal consent letters, the spouses of the shareholders of Infobird Beijing commit that they have no right to make any assertions in connection with the equity interests of Infobird Beijing, which are held by the shareholders. In the event that the spouses obtain any equity interests of Infobird Beijing, which are held by the shareholders, for any reasons, the spouses of the shareholders shall be bound by the exclusive option agreement, the equity interest pledge agreement, the shareholder POA and the exclusive business cooperation agreement and comply with the obligations thereunder as a shareholder of Infobird Beijing. The letters are irrevocable and shall not be withdrawn without the consent of Infobird WFOE.

Based on the foregoing contractual arrangements, which grant Infobird WFOE effective control of Infobird Beijing and subsidiaries and enable Infobird WFOE to receive all of their expected residual returns, the Company accounts for Infobird Beijing as a VIE. Accordingly, the Company consolidates the accounts of Infobird Beijing and subsidiaries for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Note 2 – Summary of significant accounting policies

Liquidity

In assessing liquidity, the Company monitors and analyzes cash on-hand and operating expenditure commitments. The Company’s liquidity needs are to meet working capital requirements and operating expense obligations.

Historically, the Company finances its operations through internally generated cash, short-term loans and payable from related parties and equity financing. As of June 30, 2022, the Company had approximately $1.4 million in cash which primarily consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China and Hong Kong. The Company also had approximately $6.7 million in short term investment which are investment in wealth management products which can be redeemed upon three months’ notice and approximately $0.6 million from escrow account which will become unrestricted in April 2023. The Company’s working capital was approximately $1.7 million at June 30, 2022, approximately $1.7 million of which was deferred revenue which the Company expects to realize and the Company does not expect to make any significant refund based on historical experience. Therefore, the Company’s working capital excluding deferred revenue was approximately $3.3 million. The Company will require a minimum of approximately $1.5 million over the next twelve months upon issuance of this unaudited interim condensed consolidated financial statements to operate at its current level, either from operating activities or funding.

If the Company is unable to realize its assets within the normal operating cycle of a twelve (12) month period, the Company may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from PRC banks and other financial institutions;
●	financial support from the Company’s related parties and shareholders; and
●	issuance of convertible debt.

Based on the above considerations, the Company’s management is of the opinion that it has sufficient funds to meet the Company’s working capital requirements and debt obligations as they become due over the next twelve (12) months.

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the SEC, regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The results of operations are not necessarily indicative of results to be expected for any other interim period or for the full year. Accordingly, these statements should be read in conjunction with the Company’s audited financial statements as of and for the years ended December 31, 2021.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise and VIE over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary for accounting purposes. Infobird WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Infobird Beijing because it has both of the following characteristics: (1) the power to direct activities at Infobird Beijing that most significantly impact such entity’s economic performance, and (2) the right to receive benefits from Infobird Beijing that could potentially be significant to such entity. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements include the useful lives of property and equipment and intangible assets, software development costs, impairment of long-lived assets, allowance for doubtful accounts, revenue recognition, share-based compensation, allowance for deferred tax assets and uncertain tax position. The inputs into the Company’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York at the end of the period. The statement of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $445,710 and $592,218 as of June 30, 2022 and December 31, 2021, respectively. The balance sheet amounts, with the exception of equity at June 30, 2022 and December 31, 2021 were translated at 6.6981 RMB and 6.3726 RMB, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the six months ended June 30, 2022 and 2021 were 6.4791 RMB and 6.4702 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash

Cash consists of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three (3) months.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after thirty (30) days from payment due date. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2022 and December 31, 2021, allowance for doubtful accounts were $3,900,525 and $2,478,341, respectively.

Other receivables, net

Other receivables primarily include advances to employees and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2022 and December 31, 2021, allowance for doubtful accounts were $7,384 and $7,761, respectively.

Prepayments

Prepayments are cash deposited or advanced to suppliers for future service rendering. The amounts are refundable and bear no interest. For any advances to suppliers determined by management that such advances will not be in receipts or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of June 30, 2022 and December 31, 2021, no allowance for the doubtful accounts were deemed necessary.

Short term investments

Short-term investments are investments in wealth management product with underlying in bonds offered by private entities and other equity products. The investments can be redeemed upon three months’ notice and their carrying values approximate their fair values. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income. Loss from short term investments for six months ended June 30, 2022 and 2021 amounted to $434,669, and nil, respectively.

Escrow

In connection with the closing of the Company’s initial public offering in April 2021, $600,000 of the net proceeds received from the initial public offering was deposited in an escrow account, and the Company is restricted to withdraw for twenty-four months after the closing date of the initial public offering. The fund will become unrestricted and available to the Company in April, 2023.

Long-term deposits

Long-term deposits primarily included rental deposits, and deposits made by the Company to vendors to secure the service contract. The deposits are generally more than one year and the amounts are refundable and bear no interest. For any deposits determined by management that such deposit will not be in receipts or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews the long- term deposits on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of June 30, 2022 and December 31, 2021, allowance for doubtful accounts were nil and $63,083, respectively.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives
Electronic devices	3-5 years
Office equipment, fixtures and furniture	3-5 years
Automobile	3-5 years
Computer and network equipment	3-5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Construction-in-progress represents contractor and labor costs, design fees and inspection fees in connection with the construction of the Company’s building for a cloud computing facility in Guiyang, China. As a result of further delays of the project related to local governments’ limitation of economic activities in response to the resurgence of COVID-19 variants, the Company recorded full impairment of its construction in progress for the year ended December 31, 2021.

Intangible assets

The Company’s intangible assets with definite useful lives primarily consist of licensed software, capitalized development costs, platform system, and land-use rights. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives.

Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Licensed software	5 years
Capitalized development cost	5 years
Platform development	5 years
Customer relationship	4 years
Land use right	40 years

Capitalized development costs

The Company follows the provisions of ASC 350-40, “Internal Use Software”, to capitalize certain direct development costs associated with internal-used software. ASC 350-40 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. Development costs cease capitalization upon completion of all substantial testing when the software is substantially complete and ready for its intended use and are amortized on a straight-line basis over the estimated useful life, which is generally five years. Amortization of internal-use software begins when the software is ready for its intended use. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

If, after the development of internal-use software is completed, the Company decides to market the software, proceeds received from the license of the computer software, net of direct incremental costs of marketing, such as commissions, software reproduction costs, warranty and service obligations, and installation costs, shall be applied against the carrying amount of that software. As of June 30, 2022 and December 31, 2021, the Company applied nil against carrying amount of capitalized software that was subsequently sold to customers as the software were fully amortized.

Land use rights

All land in the PRC is owned by the government. However, the government grants “land use rights.” This land use rights are for 40 years and expire in 2055. The Company amortizes the land use rights over the forty-year term of the land use rights on a straight-line basis. The carrying value of the land use rights was reduced by government grant received when the conditions stipulated under the grant were fulfilled. As a result of delay due to impact of COVID-19, the Company had fully impaired the remaining balance of land use right for the year ended December 31, 2022 as a result of further delays of the project related to aforementioned impairment in construction in progress.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2022 and December 31, 2021, approximately $3.7 million of long-lived assets impairment were recognized including approximately $2.0 million of construction-in-progress, $0.4 million of land use rights due to continuing delay of construction as impacted by COVID -19 and $1.3 impairment on the intangible assets as the carrying value of the long-lived assets exceed future cashflows expected to be generated from the assets. No additional impairment of long-lived assets was record for the six months ended June 30, 2022.

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the Company’s consolidated statements of operations. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Goodwill

Goodwill represents the excess of the consideration paid for an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Company has the option to assess qualitative factors to determine whether it is necessary to perform further impairment testing in accordance with ASC 350-20, as amended by ASU 2017-04. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then the impairment test described below is required. The Company compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, impairment is recognized for the difference, limited to the amount of goodwill recognized for the reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Government Grants

Government grants primarily consist of financial grants received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Government grants of non-operating nature and with no further conditions to be met are recorded as non-operating income in “Other income, net” when received. The government grants are related to acquisition of assets. The grants are recorded as “deferred government grants” included in the accrued expenses and other current liabilities line item in the consolidated balance sheets when received. Once the Company fulfills the conditions stipulated under the grant, the grant amount is deducted from the carrying amount of the asset with a corresponding reduction in the deferred government grant balance.

Noncontrolling Interests

The Company’s noncontrolling interests represent the minority shareholders’ ownership interests related to the Company’s subsidiaries, including 0.05% for Infobird Anhui as of June 30, 2022 and December 31, 2021, 9.82% for Infobird Guiyang as of June 30, 2022 and December 31, 2021 and 49% for Shanghai Qishuo as of June 30, 2022 and December 31, 2021. The noncontrolling interests are presented in the unaudited interim condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company’s operation are presented on the unaudited interim consolidated statements of operations and comprehensive loss as allocations of the total income or loss for the six months ended June 30, 2022 and 2021 between noncontrolling interests holders and the shareholders of the Company.

Noncontrolling interests consist of the following:

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

	For the six months ended June 30,	For the year ended December 31,
	2022	2021

Infobird Guiyang	$(97,690)	$(73,283)
Infobird Anhui	(73)	(12)
Shanghai Qishuo	889,183	923,447
Total	$791,420	$850,152

Revenue recognition

The Company recognized its revenue under Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). The Company recognizes revenue which represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when control of goods and services are provided to customers.

The Company’s contracts with customers generally do not include a general right of return relative to the delivered products or services.

The Company applied practical expedient when sales taxes were collected from customers, meaning sales tax is recorded net of revenue, instead of cost of revenue, which are subsequently remitted to governmental authorities and are excluded from the transaction price.

Revenues are generated from (1) customized cloud-based services, (2) standard cloud-based services, (3) BPO services, (4) business integration solution services, and (5) professional services and other.

(1) Revenue from customized cloud-based services

The Company derives its customized cloud-based revenues from subscription services which are comprised of subscription fee from granting customers’ access to the customized SaaS, voice/data plan, which includes telecommunication usage such as telephone calls and messaging that our customers can subscribe for, and technical support. The provision of customized SaaS, voice/data plan and technical support is considered as one performance obligation as the services provided are not distinct within the context of the contract whereas the customer can only obtain benefit when the services are provided together. The Company uses monthly utilization records based on the number of user accounts subscribed for by customers, an output measure, to recognize revenue over time as there is simultaneous consumption and delivery of services.

(2) Revenue from standard cloud-based services

The Company also derives its standard cloud-based revenues from subscription services which are comprised of subscription fee from granting customers access to its software through the internet. The Company’s standard cloud-based solutions represent a series of services such as calling, voice recording and technical support. These services are made available to the customer continuously throughout the contractual period, however, the extent to which the customer uses the services may vary at the customers’ discretion. The standard cloud-based services are considered to have one single performance obligation. The Company uses monthly utilization records based on the number of user accounts subscribed for by customers, an output measure, to recognize revenue over time as there is simultaneous consumption and delivery of services.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company also enters into contracts with customers where the customers pay a fixed fee to access a fixed number of user accounts over the subscription period as specified in the contracts; therefore, the customers receive and consume the benefits of the cloud services throughout the subscription period so revenue is recognized ratably over the contractual subscription period that the services are delivered, beginning on the date the service is made available to the customers.

Contract performance periods generally are one year, and pursuant to the contracts, full payments are generally collected in advance, with payment to be made within three months after execution of the contract. Contracts generally do not contain significant financing components or variable consideration.

(3) Revenue from BPO services

The Company provides BPO services to operate the call centers for its customers. Customers using these services are not permitted to take possession of the Company’s software and the contract term is for a defined period, where customers pay a monthly service fee. These services are considered as one performance obligation as the customers do not obtain benefit for each separate service. Revenues are recognized over time over contractual period using the time elapsed output method as BPO services are provided.

Contract performance periods generally are one year, and pursuant to the contracts, full payments for several months of services are generally collected in advance. Contracts generally do not contain significant financing components or variable consideration.

(4) Business Integration Solution Services Revenue

Since 2020, the Company provides business integration solution services to its customers and expects to expand its customer base from such services and develop the customers to become subscribers to SaaS services with software upgrades and continued services once they become more familiar with the Company’s products. The services include sale of the Company’s software license or development of customized software to fit the customers’ needs and sales of hardware integrated with the Company’s software.

-	Revenue from software development

The Company generates revenue from development and sale of software license including (1) standard software and (2) customized software developed per customers’ specifications. Contract terms from each software development contract generally do not contain significant financing components or variable consideration.

Standard software is developed and offered as standard cloud-based services. The Company sold the license for standard software because some customers show obvious preference of software licensing over software-as-a-service, for reasons such as concerns about the safety of cloud-based services and potential higher price of subscription in total compared with one-time on-premise fee. Therefore, as part of the Company’s sales and market strategy, it offers licenses for its standard software to allow the customers to first start utilizing its products in their daily operation and then aim to evolve them to become subscribers with its standard cloud-based services to enjoy benefits of software upgrades and continued services. Licenses for standard software provide the customer with a right to use the software. Standard software licenses are typically made available to customers with immediate access to the software. The Company recognizes revenue for these standard software licenses at the point in time when the customer has access and thus control over the software.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Customized software is software developed catering to the needs of specific customers who require initial customization or development of new solutions before subscription to our cloud-based services. For example, the Company has entered into a two-stage agreement to provide services to a municipal government agency to first develop an information technology system and customize and configure its cloud call center into the IT system, and then provide cloud-based services and charge subscription fees. Because the customized software the Company developed are to solve certain business pain points in a certain scenario within or across industries, once developed, it plans to further apply them in serving other customers that share similar needs and business models. The Company aims to replicate its initial customization and development and achieve economies of scale after it delivers its products to more customers within the same industry. Contract terms are generally less than one year. The design, development, and installation of the customized software is considered as one performance obligation as these promises are not separately identifiable as the customers do not obtain benefits from these services on their own. The Company’s software development service contracts are generally recognized at a point in time when the customer accepted the customized software with satisfactory testing result.

-	Revenue from sales of hardware with software integration

The Company is responsible for providing hardware procurement, software design and implementation, installation and maintenance services in order to fulfill the contract. Design, integration and installation of hardware and software are considered as one performance obligation, as the customer does not benefit from each individual service on its own stand, but instead is benefited by the provision of these services as a whole. For contracts that the Company have no alternative use of the customized system without incurring significant additional costs and when the Company has right to payment for performance completed, the Company recognized revenue over time based on measurement of progress towards completion using output methods when it could appropriately measure the customization progress towards completion by reaching certain milestones specified in contracts. For other contracts that the Company is only entitled to payment after completion and inspection of project, revenue is recognized at a point in time after completion of software implementation and hardware installation, and the transfer of control to the customer.

Certain business integration solution services contracts also require the Company to provide post-contract services (“PCS”) which include maintenance and technical support. The provision of maintenance and technical support is considered one single performance obligation because maintenance and technical support are not distinct within the context of the contract. The Company is obligated to provide a single, continuous, integrated service throughout the contract term. As such, the Company allocates the contract price between revenue from business integration solution services and provision of PCS, using the expected cost plus margin approach. The expected cost plus margin approach requires the Company to forecast the expected costs of satisfying the performance obligation and then add a reasonable margin for that good or service. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated period PCS are expected to be provided. For the six months ended June 30, 2022 and 2021, $0 and $51,137 were allocated to PCS, respectively.

For contracts that involved third party service providers, the Company assesses if the Company controls the goods and services before they were transferred to the customer or if the Company’s responsibility is merely to facilitate the provision of goods and service to the customer. For products and goods that were directly shipped from the vendor to the customer and the vendor is responsible for providing services including installing, set up and warranty services after completion of the project, the Company records revenue from these contracts on a net basis when the services are provided and controlled by the third party service provider.

(5) Professional services and other revenues

The Company also generates revenue from data analysis services and other professional services where a separate contract is entered into with the customer when the customer needs the product or services.

The service revenue from data analysis service is recognized based on the service performed, an output measure, over the contractual period.

Other professional services consist primarily of technical consulting services. The Company recognizes revenue ratably over the contractual period as the customer simultaneously receives and consumes the benefits as the Company performs.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Contract performance periods generally range from month to month, completion of service to one year, and payment terms are generally prepaid to 30 days. Contracts generally do not contain significant financing components or variable consideration.

Contract balances

The Company records receivables related to revenue when it has an unconditional right to invoice and receive payment.

The Company invoices its customers for its services on a monthly basis. Deferred revenue consists primarily of customer billings made in advance of performance obligations being satisfied and revenue being recognized. The Company’s disaggregated revenue streams are summarized and disclosed in Note 17.

Cost of revenues

Cost of revenues consists primarily of personnel costs (including salaries, social insurance and benefits) for employees involved with the Company’s operations and product support; third party service fees including cloud and data usage, hosting fees and amortization and depreciation expenses associated with capitalized software, platform system and hardware. In addition, cost of revenues also includes cost of hardware, outsourcing contracted customer service representatives, customer surveys, contracted software development costs and allocated shared costs, primarily including facilities, information technology and security costs.

Warranty

The Company generally provides limited warranties for work performed under its business integration solution contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warrants are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. As of June 30, 2022 and December 31, 2021, accrued warranty liability amounted to $13,824 and $14,530 is classified in the caption “other payables and accrued liabilities” in the accompanying unaudited interim condensed consolidated balance sheets.

Advertising costs

Advertising costs amounted to $214,793 and $45,490 for the six months ended June 30, 2022 and 2021, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Leases

The Company adopted FASB ASU 2016-02, “Leases” (Topic 842) for the year ended December 31, 2021, and elected the practical expedients that does not require the Company to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Upon adoption, the Company recognized approximately $0.3 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using an incremental borrowing rate of 4.8% based on the duration of lease terms.

Operating lease ROU assets and lease liabilities are recognized at the adoption date or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cashflows.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, as well as office rental, depreciation, amortization and related expenses for the Company’s research and product development team. The Company recognizes software development costs in accordance with ASC 350-40 “Software—internal use software”. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development.

The Company also follows the provisions of FASB ASC 985-20, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established using either the detail design approach or working model approach. Thereafter, until the product is released for sale, software development costs should be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. For the six months ended June 30, 2022 and for the year ended December 31, 2021, no software costs were capitalized due to the short timing between technological feasibility and release of software.

Share-based Compensation

 The Company accounts for share-based compensation awards in accordance with FASB ASC Topic 718, “Compensation – Stock Compensation”, which requires that share-based payment transactions with employees be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period. The Company accounts for share-based compensation awards to non-employees in accordance with FASB ASC Topic 718 amended by ASU 2018-07. Under FASB ASC Topic 718, share-based compensation granted to non-employees has been determined as the fair value of the consideration received or the fair value of equity instrument issued, whichever is more reliably measured and is recognized as an expense as the goods or services are received.

Value added taxes

Revenue represents the invoiced value of service, net of value added tax (“VAT”). The VAT is based on gross sales price and VAT rates range up to 6%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China have been and remain subject to examination by the tax authorities for five years from the date of filing.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited interim condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company presents deferred tax assets and liabilities as noncurrent in the balance sheet based on an analysis of each taxpaying component within a jurisdiction.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2021 and 2020 are subject to examination by any applicable tax authorities.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Loss per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2022 and 2021, there were no dilutive shares.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company evaluated its warrants and determined the warrants are indexed to the Company’s own stock as the warrants do not contain any exercise contingencies, the warrants’ settlement amount equals the difference between the fair value of the Company’s common stock price and the warrant contract strike price and the only variables which could affect the settlement amount would be inputs to the fair value for a fixed-for-fixed option on equity shares. The Company also analyzed ASC 815-40-25 to determine whether the warrant contracts should be classified in stockholders’ equity in the Company’s statements of financial condition and concluded that the warrant contracts meet all of the criteria for classification as equity as the Company is not require to net settle. Based on this analysis, the Company determined the warrant contracts should be classified as equity.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are PRC government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $486,517 and $292,730 for the six months ended June 30, 2022 and 2021, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this ASU address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning January 1, 2023 after FASB delayed the effective date for non-public companies with ASU 2019-10. The Company is currently evaluating the impact of this new standard on its unaudited interim condensed consolidated financial statements and related disclosures.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

In May 2021, The FASB issued ASU 2021-04, “Earnings Per Share (Topic 260), Debt— Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendments in this Update provide the following guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another Topic: (1) An entity should treat a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange as an exchange of the original instrument for a new instrument. (2) An entity should measure the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange as follows: a. For a modification or an exchange that is a part of or directly related to a modification or an exchange of an existing debt instrument or line-of-credit or revolving-debt arrangements (hereinafter, referred to as a “debt” or “debt instrument”), as the difference between the fair value of the modified or exchanged written call option and the fair value of that written call option immediately before it is modified or exchanged. Specifically, an entity should consider: a. An increase or a decrease in the fair value of the modified or exchanged written call option in applying the 10 percent cash flow test and/or calculating the fees between debtor and creditor in accordance with Subtopic 470-50, Debt—Modifications and Extinguishments. ii. An increase (but not a decrease) in the fair value of the modified or exchanged written call option in calculating the third-party costs in accordance with Subtopic 470-50. b. For all other modifications or exchanges, as the excess, if any, of the fair value of the modified or exchanged written call option over the fair value of that written call option immediately before it is modified or exchanged. c. An entity should recognize the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange on the basis of the substance of the transaction, in the same manner as if cash had been paid as consideration, as follows: a. A financing transaction to raise equity. The effect should be recognized as an equity issuance cost in accordance with the guidance in Topic 340, Other Assets and Deferred Costs. b. A financing transaction to raise or modify debt. The effect should be recognized as a cost in accordance with the guidance in Topic 470, Debt, and Topic 835, Interest. c. Other modifications or exchanges that are not related to financings or compensation for goods or services or other exchange 3 transactions within the scope of another Topic. The effect should be recognized as a dividend. For entities that present EPS in accordance with Topic 260, that dividend should be an adjustment to net income (or net loss) in the basic EPS calculation. An entity should recognize the effect of a modification or an exchange of a freestanding equity-classified written call option to compensate for goods or services in accordance with the guidance in Topic 718, Compensation—Stock Compensation. In a multiple-element transaction (for example, one that includes both debt financing and equity financing), the total effect of the modification should be allocated to the respective elements in the transaction. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Adoption of this new update did not materially impact the Company’s unaudited interim condensed consolidated financial statements and related disclosures after the Company’s evaluation.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 – Variable interest entity

On May 27, 2020, Infobird WFOE entered into the Contractual Arrangements with Infobird Beijing. The significant terms of these Contractual Arrangements are summarized in “Note 1 – Nature of business and organization” above. As a result, the Company classifies Infobird Beijing as a VIE which should be consolidated based on the structure as described in Note 1.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary for accounting purposes and must consolidate the VIE. Infobird WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Infobird Beijing because it has both of the following characteristics:

(1)	The power to direct activities at Infobird Beijing that most significantly impact such entity’s economic performance, and

(2)	The right to receive benefits from Infobird Beijing that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, Infobird Beijing pays service fees equal to all of its net income to Infobird WFOE. The Contractual Arrangements are designed so that Infobird Beijing operates for the benefit of Infobird WFOE and ultimately, the Company.

Under the Contractual Arrangements, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves, if any. As the VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Accordingly, the accounts of Infobird Beijing are consolidated in the accompanying unaudited interim condensed consolidated financial statements. In addition, its financial positions and results of operations are included in the Company’s unaudited interim condensed consolidated financial statements.

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	As of June 30, 2022	As of December 31, 2021

Current assets	$4,453,013	$8,777,215
Other assets	8,172,692	7,573,750
Total assets	12,625,705	16,350,965
Total liabilities	(23,339,531)	(21,063,981)
Net deficits	$(10,713,826)	$(4,713,016)

	As of June 30, 2022	As of December 31, 2021

Current liabilities:
Accounts payable	$396,942	$500,742
Bank loans - current	3,621,883	4,496,883
Other payables and accrued liabilities	1,281,629	947,980
Other payable - intercompany	15,016,203	11,023,791
Deferred revenue	1,665,352	2,218,458
Lease liabilities	64,729	185,145
Taxes payable	1,173,135	1,381,440
Total current liabilities	23,219,873	20,754,439
Deferred tax liabilities	41,129	81,992
Bank loans - noncurrent	73,059	131,603
Lease liabilities - noncurrent	5,470	95,947
Total liabilities	$23,339,531	$21,063,981

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The summarized operating results of the VIEs are as follows:

	For the six months ended June 30, 2022	For the six months ended June 30, 2021

Operating revenues	$2,579,750	$4,521,597
Gross profit	919,104	777,116
Loss from operations	(6,331,420)	(4,321,805)
Net loss	$(6,440,381)	$(6,201,971)

Included 35,563 intercompany revenue recognized from Infobird WFOE for the six months ended June 30, 2021.

Include $485,351 intercompany research and development expense incurred from Infobird WFOE for the six months ended June 30, 2022.

Note 4 — Business combination

Acquisition of Shanghai Qishuo:

On December 2, 2021, Infobird Beijing completed its 51% acquisition of Shanghai Qishuo, a PRC limited liability company and a SaaS provider of big data analysis to retail stores aimed at operation improvement, for approximately $1.3 million (RMB 8.6 million). Shanghai Qishuo is a fast-growing provider of consumer product and retail store digitalization solutions. Before the acquisition, its business was mainly focused on shoes and footwear retail stores digital operation transformation. Shanghai Qishuo is experienced in this market through serving leading clothing brands in China and has leveraged its deep understanding of retail clothing and footwear store operations.

The acquisition of Shanghai Qishuo will enable the Company to further penetrate the consumer product and retail industries. The synergy of Shanghai Qishuo and the Company’s other subsidiaries will allow the Company to combine industry-specific experiences and products to optimize the Company’s standardized products and offer additional innovative solutions for real business problems.

The Company’s acquisition of Shanghai Qishuo was accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Shanghai Guoyu based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Shanghai Qishuo based on valuation performed by an independent valuation firm engaged by the Company and translated the fair value from RMB to USD using the exchange rate on December 2, 2021 at the rate of USD 1.00 to RMB 6.38.

Fair Value
Consideration paid	$1,340,903
Fair value of noncontrolling interest	966,862
Less: fair value of net assets of Shanghai Qishuo
Cash	36,369
Other current assets	98,830
Fixed assets	55,550
Intangibles – customer relationship	172,514
Other current liabilities	(64,101)
Total fair value of net assets	299,162
Goodwill as of acquisition date	$2,008,603

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Customer relationship, including the customer list in the retail industry which will be revenue driver for Shanghai Qishuo has a fair value of approximately $172,514 and estimated finite useful life of 4 years from the acquisition.

Approximately $2.0 million of goodwill arising from the acquisition is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The amounts of revenue and net loss that resulted from the acquisition and were included in the unaudited interim condensed consolidated statements of operations and comprehensive income (loss) during the six months ended June 31, 2022 were $139,902 and $30,080, respectively.

Pro forma results of operations from the acquisition for the year ended December 31, 2021 were immaterial.

Note 5 — Short term investments

Short term investments consist of the following:

	Carrying Value at June 30, 2022	Fair Value Measurement at June 30, 2022
		Level 1	Level 2	Level 3
Short term investments	$6,657,270	$—	$—	$6,657,270

Short-term investments are investments in wealth management product with underlying in bonds offered by private entities and other equity and debt products. The investments can be redeemed upon three months’ notice and their carrying values approximate their fair values. Loss from short term investments for the six months ended June 30, 2022 and 2021 amounted to $434,669 and nil, respectively.

Note 6 – Accounts receivable, net

Accounts receivable, net consist of the following:

	As of June 30, 2022	As of December 31, 2021

Accounts receivable	$6,804,714	$8,816,071
Allowance for doubtful accounts	(3,900,525)	(2,478,341)
Total accounts receivable, net	$2,904,189	$6,337,730

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Movements of allowance for doubtful accounts are as follows:

	For the six months ended June 30, 2022	For the year ended December 31, 2021

Beginning balance	$2,478,341	$123,890
Addition	1,594,755	2,440,018
Reversal	—	(117,040)
Exchange rate effect	(172,571)	31,473
Ending balance	$3,900,525	$2,478,341

Note 7 – Property and equipment, net

Property and equipment consist of the following:

	As of June 30, 2022	As of December 31,2021

Electronic devices	$87,695	$86,371
Office equipment, fixtures and furniture	217,356	237,217
Automobile	57,419	60,352
Computer and network equipment	383,806	403,410
Leasehold improvement	383,425	418,261
Subtotal	1,129,701	1,205,611
Less: accumulated depreciation and amortization	(953,526)	(951,020)
Total	$176,175	$254,591

Depreciation expense for six months ended June 30, 2022 and 2021, amounted to $57,076 and 46,243, respectively.

Note 8 – Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of licensed software, capitalized development costs, platform system, and land use rights. The following table summarizes the components of acquired intangible asset balances as of June 30, 2022 and December 31, 2021:

	As of June 30, 2022	As of December 31, 2021

Licensed software	$2,758,883	$2,899,801
Capitalized development costs	4,525,858	4,757,030
Platform system	42,699	44,880
Customer relationships	164,226	172,614
Less: accumulated amortization	(3,509,079)	(3,095,844)
Intangible assets, net	$3,982,587	$4,778,481

Amortization expense for the six month ended June 30,2022 and 2021 amounted to $582,730 and $462,000, respectively.

Amortization expense of capitalized development costs was $411,050 and $394,754 during the six months ended June 30, 2022 and 2021, respectively. The carrying value of capitalized development costs at June 30, 2022 and December 31, 2021 was $2,884,561 and $3,443,642, respectively. The Company recorded impairment on capitalized development cost of $1.3 million for the year ended December 31, 2021 as the carrying value of our long-lived assets exceed future cashflows expected to be generated as a result of reduced profit projection due to resurgence of COVID-19 in first quarter of 2022 that caused business interruption for our customers. No additional impairment was record for the six months ended June 30, 2022.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The estimated amortization is as follows:

For the six months June 30,	Estimated amortization expense

2023	1,090,395
2024	1,063,923
2025	1,014,309
2026	645,874
Thereafter	168,086
Total	$3,982,587

Note 9 — Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. The following table summarizes the components of acquired goodwill balances as of:

	As of June 30, 2022	As of December 31, 2021

Goodwill from Shanghai Qishuo acquisition(a)	1,912,102	2,009,769

(a)	See Note 4 for details.

Note 10 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	As of June 30, 2022	As of December 31, 2021

Salary payables	$1,219,460	$846,761
Employee reimbursement and benefit payables	10,257	63,586
Professional fees payable	12,196	—
Other miscellaneous payables	29,130	23,099
Warranty liability	13,824	14,530
Total other payables and accrued liabilities	$1,284,867	$947,976

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 11 – Bank loans

Outstanding balances on bank loans consisted of the following:

Bank Name	Maturities	Interest rate	Collateral/Guarantee	As of June 30, 2022	As of December 31, 2021

Bank of Beijing	March and April 2021 (1) , February and March 2022, and March 2023 (2)	4.8% - 5.0%	Guarantee by Beijing SMEs Credit Re-guarantee Co., Ltd*	$2,985,922	$3,138,436
Shanghai Pudong Development Bank	February 2022 (3)	4.4%	N/A	—	470,765
BOC Fullerton Bank	February 2024 (4)	8.5%	***	175,297	234,676
China Merchants Bank	March 2023 (5)	4.3%	Guarantee by Beijing Zhong Guan Chun Technology Finance Guarantee Co., **	447,888	784,609
Jiangsu Suning Bank	April 2023 (6)	18.0%	N/A	85,835	—
Total				3,694,942	4,628,486
			Noncurrent	(73,059)	(131,603)
			Current	$3,621,883	$4,496,883

*	Beijing SMEs Credit Re-guarantee Co., Ltd is a financial services company and provides credit re-guarantee business and short-term capital operation to small and medium enterprises. In addition, Qing Tang, the spouse of Yimin Wu, the Company’s Chairman of the Board of Directors and Chief Executive Officer, has provided real estate property as collateral of approximately $3.1 million (RMB 20,000,000) with Beijing SMEs Credit Re-guarantee Co., Ltd to secure the guarantee with Bank of Beijing.

**	Beijing Zhong Guan Chun Technology Finance Guarantee Co., Ltd is a financial services company and provides credit guarantee business and short-term capital operation to small business. Yimin Wu also provided a personal guarantee for the loan during the contract period.

***	Yimin Wu and Qing Tang provided personal guarantees for the loan during the contract period.

The Company incurred approximately $81,000 and $83,000 of guarantee fees during the six months ended June 30, 2022 and 2021, respectively.

(1) In March 2020, Infobird Beijing renewed the line of credit for a two-year period with Bank of Beijing. In March and April 2020, Infobird Beijing renewed the two loan contracts with Bank of Beijing to obtain loans in a total amount of approximately $3.1 million (RMB 20,000,000) for operation purposes. The loans bear interest rates ranging from 4.8% to 5.0% with the maturity dates in March and April 2021 and were renewed as stated below.

(2) In February and March 2021, Infobird Beijing renewed the two loan contracts with Bank of Beijing to obtain loans in a total amount of approximately $3.1 million (RMB 20,000,000) for operation purposes. The loans bear interest rate of 4.8% with the maturity dates in February and March 2022. The loans were repaid in March 2022. On March 3, 2022, the Company renewed the line of credit for two years and obtained a $3.1 million (RMB 20, 000,000) loan with one year term and interest rate of 5.0% due in March 2023.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

(3) In February 2021, the Company entered into a loan agreement with Shanghai Pudong Development Bank in the amount of RMB 3,000,000 (approximately $0.5 million) due in February 2022. The loan was repaid in February 2022 and was not renewed.

(4) In February 2021, the Company obtained a line of credit from BOC Fullerton Bank in the amount of RMB 2,000,000 (approximately $0.3 million) which expires in February 2026. The Company entered into a loan agreement in the same amount which is due in February 2024 with monthly repayment amount of approximately $9,700. The Company borrowed approximately $0.3 million and repaid approximately $0.1 million as of June 30, 2022.

(5) In March 2021, the Company obtained a line of credit from China Merchants Bank in the amount of RMB 5,000,000 (approximately $0.8 million) to be due in March 2023. Under the line of credit, the Company is able to issue bankers acceptance notes, which can be endorsed and assigned to vendors as payments for purchases. The Company paid interest at stated rate under the line of credit and transferred the bankers acceptance notes to its subsidiaries Infobird Guiyang and Infobird Anhui where the subsidiaries exchanged the notes for cash. The Company repaid the line of credit in March 2022 and obtained a cash loan of approximately $0.4 million under the line of credit with 4.3% interest rate to be due on March 2023.

(6) In April 2022, the Company obtained a line of credit from Suning Bank in the amount of RMB 680,000 (approximately $0.1 million). On the same month, the Company has withdrew the full amount of aforementioned line of credit with 18.0% interest rate to be due on April 2023.

Interest expense pertaining to the above bank loans for the six months ended June 30, 2022 and 2021 amounted to 108,283 and 128,290, respectively.

Note 12 – Related party balances and transactions

Loan Guarantee – related party

Qing Tang, the spouse of Yimin Wu, has provided real estate property as collateral of approximately $3.2 million (RMB 22,000,000) with Beijing SMEs Credit Re-guarantee Co., Ltd to secure a guarantee with Bank of Beijing for the line of credit in the amount of approximately $3.0 million (RMB 20,000,000). See Note 11 for more details.

Yimin Wu also provided a personal guarantee for the Company’s loan from China Merchants Bank during the contract period. See note 11 for details.

Yimin Wu and Qing Tang also provided personal guarantees for the Company’s loan from BOC Fullerton Bank during the contract period. See note 11 for details.

Note 13 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Hong Kong

Infobird HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Infobird HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Infobird WFOE, Infobird Beijing, Infobird Anhui, Infobird Guiyang and Shanghai Qishuo are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Infobird Beijing maintained the “high-tech enterprise” tax status which is validated until July 2023, which reduced its statutory income tax rate to 15%. Infobird Guiyang qualifies for 15% preferential income tax rate for enterprises whose core business is one of the industrial projects listed in the Catalogue of Encouraged Industries in western regions of China.

In addition, 75% of research and development expenses of Infobird Beijing, Infobird Anhui, Infobird Guiyang,and Qishuo are subject to additional deduction from pre-tax income while such deduction cannot exceed the total amount of pre-tax income.

Tax savings for the six months ended June 30, 2022 and 2021 amounted to $(782,893) and $(623,301), respectively, with the 10% preferential tax rate reduction and additional deduction of 75% of research and development expenses.

The Company’s basic and diluted loss per shares would have been lower by $0.15 and $0.12 per share for the six months ended June 30, 2022 and 2021, respectively, without the preferential tax rate reduction and research and development expenses reduction.

Income tax benefit amounted to $38,125 for six months ended June 30, 2022, while income tax expense amounted to $32,061 for the six months ended June 30, 2021.

Significant components of the provision for income taxes are as follows:

	For the six months ended June 30, 2022	For the six months ended June 30, 2021

Current	$—	$—
Deferred	(38,125)	32,061
Provision for (benefit of) income taxes	$(38,125)	$32,061

Deferred tax assets and liabilities – China

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Significant components of deferred tax assets and liabilities were as follows:

	As of June 30,	As of December 31,
Deferred tax assets:	2022	2021

Allowance for doubtful account	$584,183	$379,566
Net operating loss carryforward	2,866,914	2,258,401
Long-lived assets impairment	533,361	560,604
Deferred tax assets	3,984,458	3,198,571
Deferred tax liabilities:
Recognition of intangible assets arising from business combinations	(21,041)	(22,917)
Capitalized development costs	(626,492)	(724,353)
Change in valuation allowance	(3,378,053)	(2,533,293)
Deferred tax liabilities, net	$(41,128)	$(81,992)

The Company had net operating loss (NOL) carryforward of approximately $22.0 million and $15.0 million from the Company’s PRC and Hong Kong subsidiaries as of June 30, 2022 and December 31, 2021, respectively. In addition, the Company had approximately $3.9 million and $2.5 million of allowance for doubtful accounts held at its PRC subsidiaries as of June 30, 2022 and December 31, 2021, respectively. As the Company believes it is more likely than not that its PRC and Hong Kong operations will not be able to fully utilize its deferred tax assets related to the net operating loss carryforwards in the PRC and Hong Kong, and allowance for doubtful accounts in the PRC, the Company provided 100% allowance on deferred tax assets net of deferred tax liabilities of approximately $3.4 million related to PRC and Hong Kong subsidiaries at June 30, 2022.

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of capitalized development costs. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2022 and December 31, 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the six months ended June 30, 2022 and 2021. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve (12) months from June 30, 2022.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	As of June 30, 2022	As of December 31, 2021

VAT taxes payable	$431,127	$485,016
Income taxes payable	194,026	205,477
Other taxes payable	2,311	11,380
Total	$627,464	$701,873

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 14 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash in bank. As of June 30, 2022 and December 31, 2021, $1,207,224 and $2,597,037 were deposited with financial institutions located in the PRC, respectively. Deposit insurance system in China only insured each depositor at one bank for a maximum of approximately $77,000 (RMB 500,000). As of June 30, 2022 and December 31, 2021, $678,386 and $1,859,021 are over the China deposit insurance limit which is not covered by insurance, respectively. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2022 and December 31, 2021, cash balance of $807 and $3,693,725 was maintained at financial institutions in Hong Kong, of which none and $3,565,513 was subject to credit risk, respectively.

HK$500,000 (approximately $64,000) of the Company’s short term investment in Hong Kong is protected by the Investor Compensation Fund. Approximately $6.6 million of the Company’s investment is subject to credit risk.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the RMB, and its financial statements are presented in U.S. dollars. The RMB depreciated by 5.1% from December 31, 2021 to June 30, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the six month ended June 30, 2022, one customer accounted for 22.6% of the Company’s total revenues. For the six month ended June 30, 2021, three customers accounted for 45.6%, 10.7%, and 10.3% of the Company’s total revenues, respectively.

As of June 30, 2022, three customers accounted for 44.3%, 20.9%, and 18.8% of the total balance of accounts receivable. As of December 31, 2021, four customers accounted for 34.7%, 22.7%, 17.1% and 14.7% of the total balance of accounts receivable, respectively.

Vendor concentration risk

For the six months ended June 30, 2022, one vendor accounted for 11.4% of the Company’s total purchases. For the six months ended June 30, 2021, two vendors accounted for 31.8% and 18.9% of the Company’s total purchases, respectively.

As of June 30, 2022, two vendors accounted for 67.3% and 20.6% of the total balance of accounts payable, respectively. As of December 31, 2021, two vendors accounted for 73.4% and 23.1% of the total balance of accounts payable, respectively.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 15 – Equity

Ordinary shares

Infobird Cayman was established under the laws of the Cayman Islands on March 26, 2020. On September 9, 2022, the Company effected the 1-for-5 Share Consolidation of its ordinary shares pursuant to the Company’s second amended and restated memorandum and articles of association. The Company has retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the Share Consolidation. Prior to September 9, 2022, the authorized number of ordinary shares was 50,000,000 (pre-Share Consolidation) ordinary shares with a par value of $0.001 (pre-Share Consolidation) per ordinary share, and 19,000,000 (pre-Share Consolidation) ordinary shares were issued on March 26, 2020.

On April 22, 2021, the Company completed its initial public offering (“IPO”) of 1,250,000 ordinary shares, par value $0.005 per share, and on June 8, 2021, issued 25,000 ordinary shares pursuant to the underwriter’s partial exercise of its over-allotment option in connection with the IPO, at a public offering price of $20.00 per share, which resulted in net proceeds to the Company of approximately $20.8 million after deducting underwriting discounts and commissions and other expenses.

During the year ended December 31, 2021, the Company granted 14,000 ordinary shares to two consulting firms based on grant date fair value of $150,600 to be amortized over stated services period.

Upon execution of 1-for-5 Share Consolidation, the Company recognized additional 4,315 shares of ordinary share due to round up.

As a result of 1-for-5 Share Consolidation, the Company had 10,000,000 authorized ordinary shares, par value $0.005 per share, of which 5,093,315 were issued and outstanding as of June 30, 2022 and December 31, 2021.

Warrants

In connection with the IPO, on April 22, 2021, the Company issued warrants to purchase 125,000 ordinary shares at $20.00 per share, are exercisable upon issuance and will expire on March 31, 2026 which is five years from the effective of the registration statement. As of June 30, 2022, the Company had warrants to purchase 125,000 ordinary shares outstanding with an exercise price of $20.00 per share and remaining lives of 3.65 years.

The Company’s outstanding warrants are classified as equity since they qualify for exception from derivative accounting as they are considered to be indexed to the Company’s own stock and require net share settlement. The fair value of the warrants of approximately $1.3 million is valued based on the Black-Scholes-Merton model and is recorded as additional paid-in capital from common stock based on the relative fair value of net proceeds received using the following assumptions:

Annual dividend yield	—
Expected life (years)	5.0
Risk-free interest rate	0.92%
Expected volatility	95.15%

Following is a summary of the status of warrants outstanding and exercisable as of June 30, 2022:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2020	—	$—
Issued	125,000	20.0
Exercised	—	—
Expired	—	—
Warrants outstanding, as of December 31, 2021	125,000	20.0
	—	—
Warrants outstanding, as of June 30, 2022 (unaudited)	125,000	$20.0

Warrants exercisable, as of June 30, 2022 (unaudited)	125,000	$20.0

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Share-based compensation

During the year ended December 31, 2021, the Company granted 14,000 ordinary shares to two consulting firms based on grant date fair value of $150,600 to be amortized over the services period. For the six months ended June 30, 2022 and 2021, share based compensation expense was amounted to $10,134 and nil, respectively. As of June 30, 2022, the share-based compensations had been fully amortized by the Company.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Infobird WFOE, Infobird Beijing, Infobird Anhui, Infobird Guiyang and Qishuo (collectively “Infobird PRC entities”) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying unaudited interim condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Infobird PRC entities.

Infobird PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Infobird PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Infobird PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Infobird PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Infobird PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2022 and December 31, 2021, amounts restricted are the paid-in-capital, registered capital and statutory reserves of Infobird PRC entities, which amounted to approximately $18.7 million and $15.7 million, respectively.

Statutory reserves

As of June 30, 2022 and December 31, 2021, The Company’s PRC entities collectively attributed $449,136 of retained earnings for the statutory reserves.

Note 16 – Lease

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms are 0.4 years.

The Company entered into various non-cancellable operating lease agreements for offices and employee dormitories as of June 30, 2022. Upon adoption of FASB ASU 2016-02, the Company recognized approximately $0.4 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using a discount rate of 4.8% based on duration of lease terms. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company’s lease liabilities under the remaining operating leases as of June 30, 2022 for the next five years is as follows:

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

June 30,
2023	$132,264
2024	5,509
Total undiscounted lease payments	137,773
Less imputed interest	(5,445)
Total lease liabilities	$132,328

Rent expense for the six months ended June 30, 2022 and 2021 was $122,503 and $268,121 respectively.

Note 17 – Commitments and contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited interim condensed consolidated financial statements.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of Infobird WFOE and the VIEs are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

COVID-19

In March 2020, the World Health Organization declared COVID-19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of the Company’s business operations and workforce are concentrated in China, the Company’s business, results of operations, and financial condition have been adversely affected for the year ended December 31, 2021. The impact of COVID-19 on the macroeconomic outlook of China and any business disruption due to further resurgence of COVID-19 in early 2022 may have adverse financial impacts for the Company for the remaining of 2022 and beyond and cannot be reasonably estimated at this time.

Note 18 – Segment information and revenue analysis

The Company follows ASC 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decisions about allocating resources to each segment and evaluating their performances. The Company has one reporting segment. The Company’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company and hence the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC.

INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Disaggregated information of revenues by business lines are as follows:

	For the six months ended June 30, 2022	For the six months ended June 30, 2021

Standard cloud-based services	$1,243,483	$843,252
Business process outsourcing services	1,046,074	1,162,071
Business integration services	278,434	2,036,741
Other revenues	11,758	443,971
Total revenues	$2,579,749	$4,486,035

Note 19 – Subsequent Events

The Company evaluated all events and transactions that occurred after June 30, 2022 up through December 8, 2022, the date the Company issued these unaudited interim condensed consolidated financial statements.

On September 9, 2022, the Company effected the 1-for-5 Share Consolidation of its ordinary shares pursuant to the Company’s second amended and restated memorandum and articles of association. The Company has retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the Share Consolidation.

On September 29, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 1”) with a purchaser. Pursuant to the Agreement 1, the Company agreed to sell to this purchaser 500,000 shares of common stock for a consideration of $277,500. On September 29, 2022, the Company issued 500,000 shares to this purchaser.

On October 8, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 2”) with a purchaser. Pursuant to the Agreement 2, the Company agreed to sell to this purchaser 500,000 shares of common stock for a consideration of $287,500. On October 8, 2022, the Company issued 500,000 shares to this purchaser.

On August, September, and October 2022, the Company had early terminated various office leases located in Beijing and Guiyang, resulted in reduction of right of use asset and lease liabilities of approximately $0.1 million.

On November 9, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 3”) with a purchaser. Pursuant to the Agreement 3, the Company agreed to sell to this purchaser 500,000 shares of common stock for a consideration of $202,500. On November 9, 2022, the Company issued 500,000 shares to this purchaser.

In November 2022, the Company has executed a convertible note purchase agreement (the “Purchase Agreements”) with an investor under which the investor may subscribe at eighty percentage of the face value up to approximately $12.5 million in aggregate principal amount of the Company’s two-year convertible notes (the “Notes”). Closing of the issuance of the Notes is expected to be before December 31, 2022 and is subject to the increase in the Company’s authorized share capital and customary closing conditions. The Company expects to use the proceeds from issuance of the Notes for general corporate and working capital purposes and potential acquisition or investment.

EXHIBIT INDEX

Number	Description of Document
101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2022

INFOBIRD CO., LTD

By:	/s/ Yiting Song
Name: Yiting Song
Title: Chief Financial Officer